SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------




                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)


                        SPECIALTY TELECONSTRUCTORS, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   847519 10 9
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                                 (CUSIP Number)


                               Michael R. Budagher
                            3702 Holland Ave., No. 2
                               Dallas, Texas 75219
                                 (214) 219-1844
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  June 19, 1998
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                         (Continued on following pages)

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CUSIP No. 847519 10 9                   13D                       Page 2
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================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MR. MICHAEL R. BUDAGHER
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [ ]
                                                           (b) [X]


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3    SEC USE ONLY

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4    SOURCE OF FUNDS
        N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                     [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES
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                                           7          SOLE VOTING POWER
            NUMBER OF
              SHARES                                  0
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
              PERSON
               WITH                      ---------------------------------------
                                           8          SHARED VOTING POWER

                                                      2,155,000
                                         ---------------------------------------
                                           9          SOLE DISPOSITIVE POWER

                                                      0
                                         ---------------------------------------
                                           10         SHARED DISPOSITIVE POWER

                                                      2,155,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,155,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                    [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     14.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN

-------------------------------------              -----------------------------
CUSIP No. 847519 10 9                   13D                       Page 3
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================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BUDAGHER FAMILY, LLC (FORMERLY BUDAGHER FAMILY LIMITED
     PARTNERSHIP #1)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)[ ]
                                                                     (b)[X]


--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
        N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
--------------------------------------------------------------------------------
                                           7          SOLE VOTING POWER
            NUMBER OF
              SHARES                                  0
           BENEFICIALLY
             OWNED BY
               EACH
            REPORTING
              PERSON
               WITH                      ---------------------------------------
                                           8          SHARED VOTING POWER

                                                      2,155,000
                                         ---------------------------------------
                                           9          SOLE DISPOSITIVE POWER

                                                      0
                                         ---------------------------------------
                                           10         SHARED DISPOSITIVE POWER

                                                      2,155,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,155,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     14.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
================================================================================

    This Amendment No. 1 to Schedule 13D amends and restates the Statements on
Schedule 13D initially filed with the Securities and Exchange Commission on or about September 30, 1996 (collectively, the "Schedule 13D"), by each of Michael
R. Budagher and Budagher Family, LLC (formerly Budagher Family Limited Partnership #1) (collectively, the "Filing Parties"), with respect to the Common Stock, $0.01 par value, of Specialty Teleconstructors, Inc. (the "Company").

ITEM 1.      SECURITY AND ISSUER

Common Stock, $0.01 par value ("Common Stock")
Specialty Teleconstructors, Inc.
12001 State Highway 14 North
Cedar Crest, New Mexico 87008

ITEM 2.      IDENTITY AND BACKGROUND

    (a)      Name;

             Mr. Michael R. Budagher; and
             Budagher Family, LLC.

    (b)      Residence or business address;

             The address of each of the Filing Parties is 3702
Holland Ave., No. 2, Dallas, Texas 75219.

    (c)      Present Principal Occupation;

             Mr. Budagher is the Vice Chairman and Chief Operating Officer of the Company, whose principal business address is 12001 State Highway 14 North, Cedar Crest, New Mexico 87008. Budagher Family, LLC is a limited liability company formed for the purpose of family investments, and its principal business address is 3702 Holland Ave., No. 2, Dallas, Texas 75219.

    (d)      Convictions in Criminal Proceedings during the last 5
             Years;

             None of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

    (e)      Proceedings involving Federal or State Securities Laws;

             None of the Filing Parties have been parties to any civil proceeding as a result of which such person was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

    (f)      Citizenship;

             Mr. Budagher is a United States citizen and Budagher
Family, LLC is a limited liability company organized under the laws of the State of Nevada.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS

             All shares covered by this Schedule 13D were originally acquired by the Filing Parties on April 1, 1981 from the Company in connection with the formation of the Company.

ITEM 4.      PURPOSE OF TRANSACTION

             On June 19, 1998, Budagher Family, LLC sold 200,000 shares of Common Stock in the open market in a transaction complying with Rule 144 under the Securities Act of 1933, as amended, for a price per share of $37.50, excluding brokerage commissions.

             Mr. Budagher is the Vice Chairman of the Board of Directors and Chief Operating Officer of the Company, and the general manager of Budagher Family, LLC. Except for actions taken in the ordinary course as a stockholder, board member or executive officer of the Company, none of the Filing Parties currently has any plans or proposals which relate to or would result in (i) the acquisition of additional securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter or bylaws or actions which may impede the acquisition of control of the Company by any person, (viii) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any actions similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF ISSUER

    (a)

             (1) Mr. Budagher may be deemed to beneficially own in the aggregate 2,155,000 shares of the Common Stock of the Company, representing approximately 14.4% of the outstanding shares of Common Stock. Of such shares, Mr. Budagher has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,155,000 shares as a result of the relationships described in paragraph (b)(1) below.

             (2) Budagher Family, LLC may be deemed to beneficially own in the aggregate 2,155,000 shares of the Common Stock of the Company, representing approximately 14.4% of the outstanding shares of Common Stock. Of such shares, Budagher Family, LLC has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,155,000 shares.

    (b)

             (1) All of the 2,155,000 shares of Common Stock for which Mr. Budagher has shared voting and dispositive power are owned of record by Budagher Family, LLC. Mr. Budagher serves as the general manager and beneficially owns equity interests in Budagher Family, LLC and, accordingly, may be deemed to beneficially own all or a portion of such shares.

    (c)      See Item 4.

    (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by Budagher Family, LLC is governed by the limited liability company operating agreement of such entity.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

             See Item 5(d).

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

             99(a) Joint Filing Agreement, dated as of June 24, 1998, among Michael R. Budagher and Budagher Family, LLC.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  June 24, 1998                             /S/   Michael R. Budagher
  -------------                             ------------------------------------
     Date                                   Name: Michael R. Budagher

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  June 24, 1998                                 BUDAGHER FAMILY, LLC
  -------------
       Date
                                                By: /s/ Michael R. Budagher
                                                    ----------------------------
                                                Name:   Michael R. Budagher
                                                Title:General Manager

                                  Exhibit Index
                                  -------------



             Name of Exhibit                                     Page Number
             ---------------                                     -----------

99(a)        Joint Filing Agreement, dated as of                 10
             June 24, 1998, among Michael R. Budagher and Budagher Family, LLC.